Exhibit 99.1
October 20, 2011
First Last
XXXX Address
City, State Zipcode
Dear XXX,
We are excited about welcoming you to our team!
Statoil and Brigham both share a rich tradition of applying technology to energy production, development and exploration, with a demonstrated commitment to responsible development of these resources. The announced tender offer/acquisition seeks to build upon Brigham’s stellar work with Statoil’s global resources including both upstream and midstream expertise.
We believe it is our people who enable us to meet any challenges and deliver on our promises in a dynamic and demanding environment. We operate as a team, and in everything we do, we share a clear sense of responsibility: to each other, to the communities we supply worldwide and to the environment.
To that end, Statoil aims to retain all of Brigham’s employees. The Austin and Williston offices will remain unchanged, and we are committed to helping them expand and pursue opportunities for additional growth.
We invite you to learn more about us by visiting our website at www.statoil.com or by downloading the Statoil app for the iPhone and iPad. Scan the QR code at the bottom of this letter with your iPhone camera using Bakoda or another barcode app, or search for “Statoil ASA” in the iTunes App Store. This app provides a wealth of useful information about Statoil, our focus areas, and the way ahead.
As we move forward in the coming days and weeks there will be plenty of opportunities for further discussions and information. In the meantime its business as usual.
We look forward to working together as we begin this new chapter in our company’s history.
Sincerely,
Bill Maloney
Executive Vice President

Additional information
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The merger agreement and the tender offer statement will be filed with the SEC by Statoil and the solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.